UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Majesco

(Name of Issuer)

Common Stock, par value $0.002 per share

(Title of Class of Securities)

56068V 102

(CUSIP Number)

Farid Kazani

Managing Director & Group CFO

Majesco Limited

MNDC, MBP-P-136, 136A

Mahape, Navi Mumbai 400 710

India

Telephone: +91-22-61501800

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 4, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 56068V102

1. Names of Reporting Persons.
Majesco Limited

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
OO, WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
India

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
30,111,234

8. Shared Voting Power
0

9. Sole Dispositive Power
30,111,234

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
30,111,234
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
70.16%
14. Type of Reporting Person
CO, HC

This Amendment No. 2 (this “Amendment No. 2”) amends the Schedule 13D first filed with the Securities and Exchange Commission on June 23, 2015, as amended (as so amended, the “Schedule 13D”), and is filed by Majesco Limited with respect to the common stock, par value $0.002 per share, of Majesco, a California corporation (the “Company”), owned by Majesco Limited.

Except as amended herein, the Schedule 13D is unchanged and remains in effect. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, par value $0.002 per share, of Majesco, a California corporation. The address of the principal executive offices of the Issuer is 412 Mount Kemble Avenue, Suite 110C, Morristown, NJ 07960.

ITEM 4. PURPOSE OF TRANSACTION

On June 4, 2019, Majesco Limited delivered a letter to Majesco which proposes that the governance between Majesco Limited and Majesco be institutionalized and, in particular, that Majesco Limited be given (i) the right to nominate three members to the board of directors (the “Board”) of Majesco at each annual meeting of shareholders of Majesco, including the right to appoint the Chairman of the Board of Majesco, and (ii) certain consent rights with respect to significant transactions including, but not limited to, certain securities offerings, certain long-term debt issuances, dispositions or pledges of intellectual property, certain pledges and other hypothecation of assets, mergers and acquisitions where the consideration paid would exceed 20% of the net worth of the Company and certain divestments of business units.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)  Majesco Limited owns 30,111,234 shares of Issuer Common Stock, or 70.16% of the shares of Issuer Common Stock.

(b) Majesco Limited has the sole power to vote or direct the vote of 30,111,234 shares of Issuer Common Stock, and Majesco Limited has the sole power to dispose of or direct the disposition of 30,111,234 shares of Issuer Common Stock.

(c) None.

(d) To Majesco Limited’s knowledge, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Issuer Common Stock reported herein.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 10, 2019	Majesco Limited

	By:	/s/ Farid Kazani
Name: Farid Kazani
Title: Managing Director & Group CFO